December 28, 2010
Via EDGAR
Mr. Lyn Shenk, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549-3561

cc:	Mr. Doug Jones

Re:
Response to Letter Dated December 14, 2010
Real Mex Restaurants, Inc.
File No. 333-116310
Form 10-K: For the Fiscal Year Ended December 27, 2009
Form 10-Q: For the Quarterly Period Ended September 26, 2010

Dear Mr. Shenk:
In response to the above-referenced letter regarding the Annual Report on Form 10-K for the fiscal year ended December 27, 2009 and Quarterly Report on Form 10-Q for the quarter ended September 26, 2010 filed by Real Mex Restaurant, Inc. (the “Company”, “we”, “us” or “our”) with the United States Securities and Exchange Commission (the “Commission”), we offer the following responses in the order that the comments raised by the staff of the Commission (“Staff”) appeared in your letter. For ease of reference, we have reproduced each comment followed by the Company’s response.
Based upon the statements in your letter and our view of the nature of the responses, we plan to implement all proposed changes in future filings.
Form 10-K: For the fiscal year ended December 27, 2009
Management’s Discussion and Analysis
Debt and Other Obligations, page 32
1.
We note that your contractual obligations table on page 34 does not include any amounts of scheduled interest payments. Furthermore, we also note that you responded to a similar issue on this matter in your response letter dated October 7, 2008 on our review of your fiscal year 2007 Form 10-K. With respect to that response, you now have provided a note to the table that specifies that scheduled interest payments are not included in the table and you cross-reference to a discussion of the terms and components of your debt. As the company has a material amount of long-term debt obligations and such debt is substantively comprised of the 2010 Senior Notes ($130 million) and Senior Unsecured Revolving Credit Facility ($26 million) with very high fixed interest rates of 14% and 16.5%, respectively, we suggest in future filings that you re-evaluate whether this material amount of scheduled interest payments should now be included in the table. This will very clearly increase the transparency of this item and its future cash flows. Regardless, the note to this table should be supplemented with additional information that directly (not by cross-reference) provides the interest rates on each material component of its long term debt obligations and any other terms believed to be material to an understanding of your cash requirements.

Company’s response: We will add interest to our contractual obligations table and increase our footnote disclosure to include interest rates and other significant terms of our debt in all future Form 10-K filings.

Form 10-Q for the Fiscal Quarter Ended September 26, 2010
Notes to the Consolidated Financial Statements
Note 2: Acquisitions
Share Purchase — Successor, page 7
2.
Please explain to us in detail how fair value was determined and the basis for the amount of goodwill recognized in the push down accounting applied by you in connection with the Share Purchase. That is, tell us the valuation technique used to measure the fair value and the inputs used to develop the fair value measurement. Additionally, given your history of net losses, please explain to us why recognition of goodwill in your accounting is reasonable in your circumstances.

Company’s response: In the Share Repurchase, 20% of the Company’s outstanding shares of common stock were purchased for $3,000,000 and existing debt of $12.0 million was purchased at face value. With the consultation of a third party valuation specialist we determined that the purchase prices were representative of fair value from the perspective of a market participant who is fully knowledgeable of the facts and circumstances of the Company, since cash was exchanged in the transaction by a regular investor in this industry and in our Company. As a result, the fair value of all of our outstanding shares of common stock was determined to be $15.0 million, and once combined with fair value of debt outstanding, total invested capital of $226.4 million was allocated among remaining tangible and intangible assets and liabilities at fair value, with the residual allocated to goodwill. The fair value of these remaining assets and liabilities was also calculated in consultation with the third party valuation specialist. Total invested capital was reasonably consistent with our most recent prior valuation in 2009 of $192.1 million. Subsequent to the valuation in 2009, the market value for the restaurant industry in general and casual dining in particular has improved dramatically. New capital has been infused and the market has improved. While our sales are below our internal targets, we have seen stabilization and significant improvement in our sales activity during 2010. In addition, our senior secured notes are now trading at a premium, compared to a discount during 2009. As a result of these factors, the overall increase in value was determined to be reasonable. We have not had further indicators of goodwill impairment, but will perform our annual test of goodwill during our 2010 year end procedures and, if any impairment is determined, will record such impairment in our fiscal fourth quarter of 2010.
3.
Please explain to us and disclose pursuant to Accounting Standards Codification 805-10-50-6 why the allocation of the fair value in the push down accounting applied in connection with the Share Purchase is incomplete and the items for which the accounting is incomplete.

Company’s response: We had completed only a preliminary analysis of net operating losses and other tax attributes available to the Company under IRS section 382, and we expect to finalize this analysis prior to filing our Annual Report on Form 10-K for fiscal 2010 (“2010 Form 10-K”). Since we currently carry a valuation allowance, we do not expect a significant impact to our financial statements, but plan to include the final results in a footnote to our consolidated financial statements in our 2010 Form 10-K.

4.
We note the fair value allocated to trademarks and other intangibles in connection with the Share Purchase was less than their carrying value reported at June 27, 2010. Please explain to us the circumstances that caused the fair value to be less than the carrying value. Additionally, explain to us the basis for not recognizing an impairment of trademarks and other intangibles prior to the Share Purchase.

Company’s response: The fair value allocated to trademarks and other intangibles in connection with the Share Purchase was less than their carrying value primarily as a result of slightly lower sales projections in our forecast combined with an increase in the discount factor. Although our sales have stabilized and shown significant improvement from prior year, they are still below our internal targets. At the time of our last valuation in 2009, we did take an impairment charge on our trademarks. However, because our overall valuation of the Company did not indicate impairment, as noted in item 2 above, we considered this as a shift between intangibles and goodwill, rather than an immediate impairment to be recognized.
Item 4. Procedures and Controls
Disclosure Controls and Procedures, page 23
5.
Although your disclosure refers to the definition of “disclosure controls and procedures” as fully described in Exchange Act Rules 13a-15(e) and 15d-15(e) (“Rules”), you then also attempt to specifically mention only a portion of that definition. This gives the appearance of limiting management’s conclusion solely to that specific portion mentioned, and that your controls and procedures may be qualified in regard to other aspects of the definition not mentioned. Please represent to us and in future filings of all periodic reports under the Exchange Act management’s conclusion in regard to the company’s disclosure controls and procedures as fully defined in the Rules. Although there is no requirement to include the full description of the definition of disclosure controls and procedures in your disclosure, any description of such included in your disclosure should be consistent in full with the definition contained in the Rules.

Company’s response: It was not our intent to limit the definition of disclosure controls and procedures, and we represent to you that our conclusion in the above referenced report covers the full definition of such Rules. In all future applicable filings, we plan to include the following description under this section:
As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of the principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.) Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the record period covered by this report, our disclosure controls and procedures are effective. There were no material changes in the Company’s internal control over financial reporting during the period covered by this report.
As requested, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings; that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this letter, please do not hesitate to call me at (562) 346-1202.
Sincerely,
/s/ Richard P. Dutkiewicz
Richard P. Dutkiewicz
Chief Financial Officer